

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 22, 2009

Mr. Michael J. Rosinski
Executive Vice President and Chief Financial Officer
Rosetta Resources Inc.
717 Texas, Suite 2800
Houston, TX 77002

   Re: **Rosetta Resources Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      File No. 000-51801

Dear Mr. Rosinski:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief